Exhibit 99.1

Polestar announces new Board Chair and strengthens Board of Directors

•	Håkan Samuelsson to retire; Winfried Vahland appointed Board Chair

•	Carla De Geyseleer chooses not to stand for re-election

•	Strengthening of Board through appointment of two additional directors with significant automotive, finance and reporting expertise

GOTHENBURG, SWEDEN – 18 June 2024. Polestar (Nasdaq: PSNY) announces that Håkan Samuelsson intends to retire as Board Chair. The Board of Directors has appointed Winfried Vahland Board Chair, effective following the Company’s Annual General Meeting of Shareholders. Carla De Geyseleer, Audit Committee Chair, has chosen not to stand for re-election as Director, in order to focus on her executive role.

Håkan Samuelsson has been a part of Polestar’s journey since the brand was launched as the electric performance car company in 2017, acting as Board Chair during a period of model line-up and market expansion.

Håkan Samuelsson says: “I am extremely proud of what Polestar has achieved in such a short time, as Europe’s only established pure EV company and brand. Polestar combines design, luxury and performance in a way that creates some of the most attractive cars available on the fast-growing EV market.”

Carla De Geyseleer says: “I want to thank everyone at Polestar for allowing me to contribute to the early part of this brand’s journey. The achievements to date will only be matched by those in the future, which I will continue to follow with great interest and excitement.”

Winfried Vahland says: “On behalf of the Board of Directors, I would like to thank both Håkan and Carla for their commitment and dedication to Polestar. With his background as CEO of Volvo Cars, Håkan has played a major role in ensuring that Polestar is now in a good position to assert itself in the global automotive market. Carla had an instrumental role in our NASDAQ listing and has been a great support for the company in her role as Audit Committee Chair.”

With an established global presence and strong brand recognition, Polestar is now entering the next phase of its development, expanding its model line-up, consolidating its position as a performance-oriented premium car brand in the electric age.

Winfried Vahland is looking forward to helping shape Polestar’s future development: “The world has been wowed by Polestar 2. With just one car, we have shown what is possible from a brand that puts performance and design at its core. Our product offensive is now unleashing its full power, with Polestar 3 and Polestar 4 on the market and Polestar 5 receiving impressive early reviews. These cars underline that Polestar is and will be one of the winners of the transformation of the automotive industry. I look forward to helping to steer Polestar towards fully realizing its potential.”

Winfried Vahland has a long career in the international automotive industry. Among other leading positions the graduate economist and engineer was CEO and President of Volkswagen Group China from 2005-2010, where he oversaw a turnaround of operations through an extensive model offensive and successful efficiency program. He held the position as CEO of Škoda Auto between 2010-2015, delivering the future-oriented positioning of the brand, a comprehensive model expansion and record results. Prior to joining the Polestar Board in January 2024, he served for five years as a Member of the Board of Volvo Cars.

Subject to approval at the Company’s upcoming Annual General Meeting of Shareholders, Christine Gorjanc and Xiaojie Shen (Laura) have been proposed as new directors.

Christine Gorjanc has over 35 years of experience in finance and accounting roles and is a highly experienced previous Chief Financial Officer of Netgear and Arlo Technologies. She has served on both public and private company boards including chairing the Audit Committee and serving on the Compensation Committee on these. She is lead director of Juniper Networks. Christine is proposed to Chair the Polestar Board’s Audit Committee.

Xiaojie Shen (Laura) has over 20 years of automotive industry experience. She joined Volkswagen Group (China) in 2007 as Vice President and has held several senior management positions, including as Managing Director of Volkswagen Group (China) Import Company. Previously, she was Head of Sales of BMW Brilliance.

Ends.

Contacts

Bojana Flint

Head of IR

Bojana.flint@polestar.com

Theo Kjellberg

Head of Corporate Communication

theo.kjellberg@polestar.com

Forward Looking Statements

This press release contains statements that are not historical facts, but rather forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Polestar or its management believes or anticipates may occur in the future. All forward-looking statements are based upon, as applicable, our current expectations, various assumptions and data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those set out in the forward-looking statements, including those risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission by Polestar. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any such statements in light of new information or future events, except as required by law.